SOCIAL COMMUNICATIONS CORPORATE MANAGEMENT

BULLETIN NO. 126 / 2004

DATE: 05/27/ 2004

PEMEX STRENGTHENS ITS GAS TRANSPORT INFRASTRUCTURE IN MEXICO

•	Over the last three years PEMEX executes projects to increase the transportation of gas by pipelines, from the Northern part of the country to the Southern part
•	Through interconnections with the US border, PEMEX covers the domestic demand of gas

        In order to attend to the increasing consumption of natural gas in the country, during the last three years, PEMEX Gas and Basic Petrochemical increased by one billion cubic feet per day the transportation capacity of this form of energy from the Northern part of the country to the Southern part.

        Additionally, this subsidiary entity increased its transportation capacity to 2,367 billion cubic feet of gas, with interconnection to several gas pipelines along the US border. This figure includes the 1.15 billion associated with the National Gas Pipeline System in the states of Tamaulipas and Nuevo Leon.

        The availability of this infrastructure of gas pipelines responds to the strategy implemented by the PEMEX General Management, in order to optimize its use and extend its capacity—if necessary—with the forecasted increase of greater gas production coming primarily from the Burgos Basin.

        Among the projects developed, we may highlight the rehabilitation of the Compression Station Los Ramones, which expands transportation capacity to 250 million cubic feet per day, beginning as of the year 2001.

        During the month of March 2002, the Cempoala Compression Station was put into operation in order to guarantee the natural gas supply coming from the northern part of the country to the electric stations of the Mexican Valley, Tula, El Sauz, Salamanca and El Bajío.

        PEMEX Gas and Basic Petrochemical concluded in March 2003 the interconnection of the gas pipeline network of the Kinder Morgan Company, in Texas, USA. This interconnection allowed an increase in the capacity to 375 million cubic feet per day of imported gas in order to satisfy the demand of the Huinalá I, Huinalá II, Turbogas Huinalá and Monterrey III electrical stations of the Iberdrola Company.

        Moreover, last August the interconnection between the transportation system of the Tennessee Gas Pipeline and Del Rio Gas Pipeline (Electricité de France) was put in operation to supply natural gas to the power generating plants in Río Bravo, Reynosa.

        Beginning in November 2003, the Natural Gas Transportation System in San Fernando Tamaulipas also started operations. This project was executed by Gasoductos de Tamaulipas, S.A., a company owned 50% by PEMEX Gas and Basic Petrochemicals, the other half is the property of the El Paso Energy Company.

        This is the largest project developed in the natural gas transportation industry in Mexico, during the last 23 years, with a cost of 230 million dollars. It is comprised of a gas pipeline of 36” of diameter and 114 kilometers long, which joins the trunk pipeline of the National Gas Pipeline System with the Burgos Gas Processor Complex in Reynosa, Tamaulipas.

        With these projects, some of them executed by the private sector, PEMEX Gas and Basic Petrochemicals have sufficient transportation capacity to manage a greater volume of gas coming mainly from the Burgos Basin and with this responds to the forecasted increase in production and the demand for this form of energy in the country.

********